Filed Pursuant to Rule 424(b)(3)

Registration Number 333-213336

PROSPECTUS

GOLD RESERVE INC.

Up to 15,162,500 Class A Common Shares

In May 2016, we completed a non-brokered private placement (the “Private Placement”) of an aggregate of 8,562,500 Class A Common Shares, no par value per share (the “Class A Common Shares”), in a series of transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).  This prospectus covers resales from time to time by the selling shareholders named under “Selling Shareholders” (the “Selling Shareholders”) of any or all of the Class A Common Shares issued pursuant to the Private Placement.  This prospectus also covers the resale from time to time by certain of the Selling Shareholders of an additional 6,600,000 Class A Common Shares beneficially owned by such Selling Shareholders.  The Class A Common Shares that may be resold pursuant to this prospectus are referred to collectively herein as the “Securities.”

The Securities may be offered from time to time by the Selling Shareholders through ordinary brokerage transactions, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices and in other ways as described in the “Plan of Distribution.”

We will not receive any proceeds from the resale of these Securities.  See “Use of Proceeds.”

Our Class A Common Shares are listed for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “GRZ.V.”  On September 9, 2016, the closing sale prices of the Class A Common Shares as reported by the TSXV was Cdn $6.00.  Our Class A Common Shares have full voting, dividend and liquidation rights.

An investment in the Securities is speculative and involves a high degree of risk. See “Risk Factors” beginning on page 10.  You should read this document and the documents incorporated by reference into this prospectus before you invest.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these Securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The Securities are being offered to investors in the United States of America, other than in the states of Montana and North Dakota.

The date of this prospectus is September 12, 2016.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-3 that we filed with the SEC with respect to the Securities that may be offered and sold from time to time in one or more offerings by the Selling Shareholders named in the section “Selling Shareholders.”

This prospectus only provides you with a general description of the Securities that the Selling Shareholders may sell or offer.  Each time a Selling Shareholder sells Securities, if required, we will provide a prospectus supplement or amendment containing specific information about the offering.  Any such prospectus supplement or amendment may include a discussion of any risk factors or other special considerations that apply to that offering.  The prospectus supplement or amendment may also add, update or change the information in this prospectus or in the documents that we have incorporated into this prospectus by reference.  To the extent that any statement made in a prospectus supplement or amendment conflicts with statements made in this prospectus, the statements made in the prospectus supplement or amendment will be deemed to modify or supersede those made in this prospectus.

The rules of the SEC allow us to incorporate by reference certain information into this prospectus.  Before purchasing any of the Securities, you should carefully read this prospectus, especially the information discussed under “Risk Factors,” and any prospectus supplement or amendment together with the additional information incorporated by reference herein.  See “Incorporation by Reference” for a description of the documents from which information is incorporated and “Where You Can Find More Information” to learn how to obtain a copy of such documents.

You should rely only upon the information contained in, or incorporated by reference into, this document.  Neither we nor any Selling Shareholder has authorized any other person to provide you with different information.  No other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus.  You must not rely on any unauthorized information or representation.  This prospectus is an offer to sell only the Securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  You should assume that the information appearing in this document is accurate only as of the date on the front cover of this document.  Our business, financial condition, results of operations and prospects may have changed since that date.

Unless the context requires otherwise, reference in this prospectus to:

•                      “we,” “us,” “our,” “Gold Reserve,” the “registrant” or the “Company” refers to Gold Reserve Inc. and its subsidiaries; and

•                      unless otherwise noted all amounts herein are in United States dollars.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

The information presented or incorporated by reference in this document contains both historical information and “forward-looking statements” (within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) or “forward looking information” (within the meaning of applicable Canadian securities laws) (collectively referred to herein as “forward looking statements”) that may state our intentions, hopes, beliefs, expectations or predictions for the future.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause our actual financial results, performance or achievements to be materially different from those expressed or implied herein and many of which are outside our control.  Forward-looking statements contained herein include statements with respect to the Settlement Agreement (as defined herein), the Mixed Company Agreement (as defined herein) and our plans to develop the Brisas-Cristinas Project (as defined herein), enforcement and collection of amounts awarded under the arbitral award (the “Arbitral Award”) granted in favor of the Company by the International Centre for Settlement of Investment Disputes (the “ICSID”) in respect of the Brisas Project (as defined herein) and our intent to distribute a substantial majority of any net proceeds from the collection of the Arbitral Award to our shareholders, after fulfillment of our corporate obligations.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out herein, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements.  The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements.  Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation:

•         delay or failure by the Bolivarian Republic of Venezuela (“Venezuela”) to make payments or otherwise honor its commitments under the settlement agreement between us and Venezuela (the “Settlement Agreement”), including with respect to the sale of our technical mining data related to the Brisas Project (the “Mining Data”) for use by the Mixed Company (as defined herein);

•          the ability of the Company and Venezuela to (i) successfully overcome any legal or regulatory obstacles to form and jointly own and operate the mixed company contemplated by the Mixed Company Agreement (the “Mixed Company”) for the purposes of developing the Brisas-Cristinas Project, (ii) the completion of any additional definitive documentation and finalization of any remaining governmental approvals and (iii) obtain financing to fund the capital costs of the Brisas-Cristinas Project;

•         risks associated with exploration, delineation of adequate reserves, regulatory and permitting obstacles and other risks associated with the development of the Brisas-Cristinas Project;

•         local risks associated with the concentration of our future operations and assets in Venezuela, including operational, regulatory, political and economic risks;

•         our ability to resume our efforts to enforce and collect the Arbitral Award, including the associated costs of such enforcement and collection effort and the timing and success of that effort, if Venezuela fails to make payments under the Settlement Agreement and it is terminated;

•         pending the receipt of payments under the Settlement Agreement, our continued ability to service or restructure our outstanding notes or other obligations as they come due and access future additional funding, when required, for ongoing liquidity and capital resources;

•         shareholder dilution resulting from restructuring, refinancing and/or conversion of our outstanding notes or from the sale of additional equity, if required;

•         value realized from the disposition of the remaining Brisas Project related assets, if any;

•         our prospects in general for the identification, exploration and development of mining projects and other risks normally incident to the exploration, development and operation of mining properties, including our ability to achieve revenue producing operations in the future;

•         abilities and continued participation of certain key employees; and

•         U.S. and/or Canadian tax consequences to which we are subject, including determinations of our status as a PFIC (as defined herein).

This list is not exhaustive of the factors that may affect any of our forward-looking statements. See “Risk Factors.”

Investors are cautioned not to put undue reliance on forward-looking statements, whether in this document, other documents periodically filed or furnished with the SEC or other securities regulators or presented on our website.  Forward-looking statements speak only as of the date made.  All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice.  We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to our disclosure obligations under applicable rules promulgated by the SEC and applicable Canadian securities regulatory authorities.  Investors are urged to read our filings with U.S. and Canadian securities regulatory authorities, which can be viewed online at www.sec.gov and www.sedar.com, respectively.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the periodic reporting and other informational requirements of the Exchange Act.  Under the Exchange Act we are required to file or furnish annual and special reports and other information with the SEC.  As a foreign private issuer under the Exchange Act, we are exempt from rules thereunder prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.  We are also exempt from Regulation FD.

You may read and copy any of the reports, statements, or other information we file or furnish with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.  Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.  The SEC filings are also available to the public from commercial document retrieval services and are available at the Internet website maintained by the SEC at www.sec.gov.

These reports and other information filed or furnished by us with the SEC are also available free of charge at our website at www.goldreserveinc.com, under our “Investor Relations” tab.  Our website also contains filings made with the Canadian securities regulatory authorities, which can also be accessed at www.sedar.com.

The information contained in our website is not incorporated by reference and does not constitute a part of this prospectus.

INCORPORATION BY REFERENCE

We have filed with the SEC a registration statement on Form F-3 under the Securities Act covering the Securities offered by this prospectus.  This prospectus does not contain all of the information that you can find in our registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document filed or incorporated by reference as an exhibit to the registration statement.

The SEC allows us to “incorporate by reference” the information we file or furnish with them.  This means that we can disclose important information to you by referring you to other documents that are legally considered to be part of this prospectus, and later information that we file or furnish with the SEC will automatically update and supersede the information in this prospectus.  We incorporate by reference into this prospectus the following documents:

•         Our annual report on Form 40-F, for our fiscal year ended December 31, 2015, filed on April 20, 2016;

•         Our unaudited interim consolidated financial statements as of March 31, 2016 and June 30, 2016, as filed on our reports on Form 6-K furnished on May 11, 2016 and August 26, 2016, respectively;

•         Our reports on Form 6-K furnished on January 13, 2016, January 15, 2016, January 21, 2016, February 29, 2016, March 4, 2016, March 9, 2016, April 25, 2016, May 5, 2016, May 6, 2016, May 11, 2016, May 17, 2016, May 26, 2016, May 31, 2016, June 9, 2016, June 24, 2016, August 2, 2016, August 9, 2016 and August 15, 2016;

•         The description of our capital stock set forth in our report on Form 6-K furnished on September 19, 2014;

•         Our Articles of Continuance and By-law No. 1 contained in Exhibits 99.1 and 99.2, respectively, to our report on Form 6-K furnished on September 19, 2014; and

•         All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 40-F mentioned above.

In the event of conflicting information in these documents, the information in the latest filed documents shall control.

In addition, any future filings made with the SEC under the Exchange Act after the date of the registration statement of which this prospectus forms a part and prior to the effectiveness of the registration statement and on or after the date of this prospectus and prior to the termination of the offering of the Securities made under this prospectus, and any future reports on Form 6-K furnished by us to the SEC during such periods or portions thereof that are identified in such forms as being incorporated into the registration statement of which this prospectus forms a part, shall be considered to be incorporated in this prospectus by reference and shall be considered a part of this prospectus from the date of filing of such documents.

You may obtain copies of any of these filings as described below, through the SEC or through the SEC’s Internet website, or through our website as described in “Where You Can Find More Information.”  Documents incorporated by reference are available without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this prospectus, by requesting them in writing or by telephone to:

Mary E. Smith
Gold Reserve Inc.
926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
Tel: 509-623-1500

PROSPECTUS SUMMARY

The following summary highlights certain information contained elsewhere in this prospectus and in the documents incorporated by reference herein.  It does not contain all the information that may be important to you.  You should carefully read this prospectus and the documents incorporated by reference herein, before deciding to invest in the Securities.

Overview

We are incorporated under the laws of Alberta, Canada and are currently engaged primarily in settling our dispute with the Venezuelan government. We also continue to look for opportunities to acquire, explore and develop mining projects.  We consider ourselves an exploration stage company and were incorporated in 1998 under the laws of Yukon, Canada. We are the successor issuer to Gold Reserve Corporation, which was incorporated in 1956. In September 2014, we changed our legal domicile from the Yukon, Canada to Alberta, Canada.  From 1992 to 2008 we focused substantially all of our management and financial resources on the development of the Brisas Project, a gold and copper project located in the Kilometer 88 mining district of the State of Bolivar in southeastern Venezuela (the “Brisas Project”).  The Brisas Project was expropriated by the Venezuelan government in 2008.  On September 22, 2014, the ICSID tribunal announced an Arbitral Award to the Company in the amount of $740.3 million in connection with the Brisas arbitration relating to such expropriations.

Settlement and Mixed Company Agreements

On August 8, 2016, we announced the execution of the Settlement Agreement with Venezuela pursuant to which Venezuela would pay us the Arbitral Award, which amounts to approximately $769.7 million, including accrued interest to February 24, 2016 (the date we entered into a memorandum of understanding with Venezuela with respect to the Settlement Agreement).  The amount would be paid in two installments: (i) $600.0 million on or before October 31, 2016, and (ii) approximately $169.7 million on or before December 31, 2016.

We have temporarily suspended the legal enforcement of the Arbitral Award in contemplation of Venezuela making the installment payments pursuant to the Settlement Agreement in a timely manner, at which time we would formally cease all legal activities related to the collection of the Arbitral Award. If the first installment with respect to the payment of the Arbitral Award is not timely made by Venezuela, the Settlement Agreement would terminate in accordance with its terms. To the extent the first payment is made on a timely basis, and thereafter the second payment is not timely made by Venezuela, we would have the right to terminate the Settlement Agreement by written notice, without requiring any decision from any judicial authority.

Pursuant to the Settlement Agreement, Venezuela would also purchase the Mining Data for $240.0 million in four quarterly installments of $50.0 million beginning October 31, 2016, with a fifth and final installment of $40.0 million due on or before October 31, 2017. After the final installment payment with respect to the Mining Data, the Mining Data would be transferred to the Venezuelan National Mining Database.

In addition, the Company has also entered into a mixed company agreement (the “Mixed Company Agreement”), pursuant to which Venezuela and Gold Reserve would form the Mixed Company to develop the Brisas Project and the adjacent Cristinas gold and copper project as a combined project (the “Brisas-Cristinas Project”). The Mixed Company would be beneficially owned 55% by Venezuela and 45% by a wholly-owned subsidiary of Gold Reserve. The mining project term would be 40 years (20 years with two 10 year extensions).  Venezuela would contribute to the Mixed Company the rights to the gold, copper, silver and other strategic minerals contained within 18,000 hectares located in southeast Bolivar State, which includes the Brisas-Cristinas Project. We would provide, under a technical services agreement (the terms of which would be agreed upon by the parties in the future), engineering, procurement and construction services to the Mixed Company for a fee of 5% of all costs of construction and development of the project. After commencement of commercial production, we would be paid a fee of 5% of the technical assistance costs during operations.

The parties have agreed to participate in the net profits of the Mixed Company, in accordance with an agreed formula resulting in specified respective percentages based on the sales price of gold per ounce.  For sales up to $1,600 per ounce, net profits would be allocated 55% to Venezuela and 45% to Gold Reserve. For sales greater than $1,600 per ounce, the incremental amount would be allocated 70% and 30%, respectively. For example, with sales at $1,600 and $3,500 per ounce, net profits will be allocated 55% to 45% and 60.5% to 39.5%, respectively. The Mixed Company would also pay a net smelter return royalty to Venezuela on the sale of gold, copper, silver and any other strategic minerals of 5% for the first ten years of commercial production, 6% for the next ten years and 7% thereafter. The anticipated capital costs of the Brisas-Cristinas Project will be approximately $2.1 billion.  We expect to work together with Venezuela to obtain financing sufficient to cover those costs.

Our entry into the Settlement Agreement and Mixed Company Agreement represents not only the resolution of our dispute with Venezuela, but a great step forward towards achieving our long-standing business plan to explore and develop properties adjacent to the Brisas Project.  See “Risk Factors” beginning on page 10.

Foreign Private Issuer Status

As of June 30, 2016 (the last business day of our most recently completed second fiscal quarter), less than 50% of our outstanding voting securities were directly or indirectly held of record by residents of the U.S.  Because the share ownership percentage of U.S. residents of the Company is less than 50% and we are organized under Canadian law, namely, the Business Corporations Act (Alberta) (the “ABCA”), we are a “foreign private issuer” pursuant to Rule 3b-4 under the Exchange Act.  We previously reported as a foreign private issuer for many years prior to our annual report on Form 10-K for the fiscal year ended December 31, 2009, as during 2009 our shareholder composition changed such that more than 50% of our outstanding voting securities were directly or indirectly held of record by residents of the U.S., and greater than one-half of our management and directors were U.S. residents.  As of June 30, 2011, our shareholder composition again changed, which allowed us to return to foreign private issuer reporting, which we did for administrative ease and as a cost-savings measure.

Relationship to Selling Shareholders

Except as otherwise disclosed in this prospectus, the Selling Shareholders do not have, and within the past three years have not had, any position, office or other material relationship with us.

See “Selling Shareholders” for the amount of Class A Common Shares beneficially owned by the Selling Shareholders prior to this offering, the amount of each of the Class A Common Shares being registered for resale, as well as the percentage of each class of Securities that each Selling Shareholder will own after the completion of this offering.

Recent Developments

                In July 2016, trading of our Class A Common Shares was halted pending announcement of the execution of the Settlement Agreement and Mixed Company Agreement due to the potential for uneven disclosure among shareholders of the Company. As a result of this trading halt, the quotation of the Class A Common Shares on the OTCQB was discontinued in accordance with the rules of the Financial Industry Regulatory Authority (“FINRA”).  We are currently evaluating our options with respect to the future quotation and/or trading of the Class A Common Shares on the OTCQB or another market in the United States.

_____________

Our administrative office is located at 926 West Sprague Avenue, Suite 200, Spokane, WA 99201, U.S.A. and our telephone and fax numbers are (509) 623-1500 and (509) 623-1634, respectively.

The Offering

Class A Common Shares to be offered by the Selling Shareholders....................................................	Up to 15,162,500 Class A Common Shares of the Company held by the Selling Shareholders.
Terms of the Offering.................................................	Each Selling Shareholder will determine when and how it will sell the Securities offered in this prospectus.
TSXV Symbol for Class A Common Shares..........	GRZ.V
Use of Proceeds...........................................................

We will not receive any proceeds from the resale of the Securities by the Selling Shareholders. However, we have received gross proceeds of approximately $34.3 million from the Private Placement.  See “Use of Proceeds.”

Risk Factors..................................................................

See “Risk Factors” beginning on page 10 and other information included in this prospectus or incorporated by reference herein for a discussion of factors you should consider before deciding to invest in the Securities.

RISK FACTORS

Set out below are certain risk factors that could materially adversely affect our future business, operating results or financial condition.  Investors should carefully consider these risk factors and the other risk factors and information in this prospectus, including under “Cautionary Note Regarding Forward-Looking Statements and Information” and our filings with the SEC.  These filings include our annual report on Form 40-F for the year ended December 31, 2015, filed with the SEC on April 20, 2016, which is incorporated by reference in this prospectus, our reports on Form 6-K subsequently furnished to the SEC which we have determined to incorporate by reference into this prospectus, and the other documents incorporated by reference in this prospectus, before making investment decisions involving the Securities.

Risks Related to the Settlement or Other Collection of Arbitral Award

Delay or failure by Venezuela to make payments or otherwise honor its commitments under the Settlement Agreement could materially adversely affect the Company.

On August 8, 2016, we announced the execution of the Settlement Agreement pursuant to which Venezuela would pay us approximately $769.7 million with respect to the Arbitral Award in two installments―$600.0 million on or before October 31, 2016, and approximately $169.7 million on or before December 31, 2016. In addition, Venezuela would acquire the Mining Data for $240.0 million in four quarterly installments of $50.0 million beginning October 31, 2016, with a fifth and final installment of $40.0 million due on or before October 31, 2017. We have temporarily suspended the legal enforcement of the Arbitral Award in contemplation of Venezuela making the installment payments pursuant to the Settlement Agreement in a timely manner, at which time we would formally cease all legal activities related to the collection of the Arbitral Award.

Venezuela has agreed to use the proceeds from any financing it closes after the execution of the Settlement Agreement to pay amounts owed thereunder in preference to any other creditor, though there can be no assurance that such financing will be obtained. There can also be no assurance that Venezuela will make any or all of the payments contemplated by the Settlement Agreement or honor its other commitments thereunder. If the first installment with respect to the payment of the Arbitral Award is not timely made by Venezuela, the Settlement Agreement would terminate in accordance with its terms. To the extent the first payment is made on a timely basis, and thereafter the second payment is not timely made by Venezuela, we would have the right to terminate the Settlement Agreement by written notice, without requiring any decision from any judicial authority. In the event that any of the installment payments are not made by Venezuela, we would either seek an extension, other modification of the terms of our agreements with Venezuela or resume our efforts to enforce and collect the Arbitral Award. Any failure or significant delay by Venezuela to make payments under the Settlement Agreement, or any resulting termination of our agreements with Venezuela, could have a material adverse effect on the Company.

The Company and Venezuela may not be successful in forming and operating the Mixed Company.

Pursuant to the Mixed Company Agreement, Venezuela and Gold Reserve would form the Mixed Company to develop the Brisas-Cristinas Project. Formation and operation of the Mixed Company may be subject to certain legal and regulatory obstacles, the completion of any additional definitive documentation between the parties and finalizing remaining approvals, if any, for certain tax and economic benefits related to the activities of the Mixed Company from the National Executive Branch of the Venezuelan government.  In addition, we expect to work together with Venezuela to obtain financing sufficient to cover the capital costs of the project, which we expect to be substantial. However, there can be no assurance that the parties will be able to obtain sufficient financing in a timely manner.  In the event that the parties are unable to form the Mixed Company, including completing any additional definitive documentation, obtain financing on a timely basis and thereafter operate the Mixed Company, we could be forced to either renegotiate our agreements with Venezuela or forego the opportunity to realize the expected benefits of the Mixed Company, which could have a material adverse effect on the Company.

Our activities related to the Brisas-Cristinas Project are concentrated in Venezuela and are subject to inherent local risks.

The Brisas-Cristinas Project is located in Venezuela and, as a result, we will be subject to traditional operational, regulatory, political and economic risks specific to its location, including: (i) significant or abrupt changes in the applicable regulatory or legal climate; (ii) negative international response to Venezuelan domestic and international policies; (iii) the potential for corruption and uncertain legal enforcement and the potential impact of civil unrest, military actions or crime; and (iv) the potential invalidation, confiscation, expropriation or rescission of governmental orders, permits, agreements or property rights and changes in regulations related to mining, environmental and social issues.

In the event that the Settlement Agreement is terminated, our failure to otherwise collect the Arbitral Award could materially adversely affect the Company.

We have temporarily suspended the legal enforcement of the Arbitral Award in contemplation of Venezuela making the installment payments pursuant to the Settlement Agreement in a timely manner, at which time we would formally cease all legal activities related to the collection of the Arbitral Award. If either installment payment with respect to the payment of the Arbitral Award is not made in accordance with the Settlement Agreement we may either seek an extension, other modification of the terms of our agreements with Venezuela or, if otherwise unsuccessful, resume our efforts to enforce and collect the Arbitral Award. Enforcement and collection of the Arbitral Award is a lengthy process and will be ongoing for the foreseeable future if the Settlement Agreement is terminated.  In addition, the cost of pursuing collection of the Arbitral Award could be substantial and there is no assurance that we would be successful. Failure to otherwise collect the Arbitral Award if the Settlement Agreement is terminated, or a substantial passage of time before we are able to otherwise collect the Arbitral Award, would have a material adverse effect on the Company, including our ability to service debt and maintain sufficient liquidity to operate as a going concern.

Risks Related to the Class A Common Shares

The price and liquidity of our Class A Common Shares may be volatile.

The market price of our Class A Common Shares may fluctuate based on a number of factors, some of which are beyond our control, including:

•         the lack of an active market for our Class A Common Shares and large sell or buy transactions may affect the market price;

•         developments with respect to the Settlement Agreement or the efforts of the Company and Venezuela to form and operate the Mixed Company;

•         developments in our other efforts to collect the Arbitral Award and/or sell the Mining Data, if the Settlement Agreement is terminated;

•         economic and political developments in Venezuela;

•         our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general purposes;

•         shareholder dilution resulting from restructuring or refinancing our outstanding convertible notes and interest notes;

•         the public’s reaction to announcements or filings by us or other companies;

•         the public’s reaction to negative news regarding Venezuela and/or international responses to Venezuelan domestic and international policies announcements or filings by us or other companies;

•         the price of gold, copper and silver; and

•         the addition to or changes to existing personnel.

The effect of these and other factors on the market price of the Class A Common Shares has historically made our share price volatile and suggests that our share price will continue to be volatile in the future.

We may issue additional Class A Common Shares, debt instruments convertible into Class A Common Shares or other equity-based instruments to fund future operations, including in connection with the funding of the Brisas-Cristinas Project.

We cannot predict the size of any future issuances of securities, or the effect, if any, that future issuances and sales of our securities will have on the market price of our Class A Common Shares.  Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, may result in dilution to present and prospective holders of shares.

We do not intend to pay cash dividends or make other distributions to shareholders unless we collect the Arbitral Award, or some portion thereof, in the foreseeable future.

We have not declared or paid any dividends on our Class A Common Shares since 1984.  We may declare cash dividends or make distributions in the future only if our earnings and capital are sufficient to justify the payment of such dividends or distributions. Regarding the collection of the Arbitral Award and/or payment for the Mining Data, subject to applicable regulatory requirements regarding capital and reserves for operating expenses, accounts payable and taxes, we expect to distribute, in the most cost efficient manner, a substantial majority of any net proceeds pursuant to the Arbitral Award after fulfillment of our corporate obligations.

Other Risks Related to the Business

Operating losses are expected to continue.

We have no commercial production at this time and, as a result, we have not recorded revenue or cash flows from mining operations and have experienced losses from operations for each of the last five years, a trend we expect to continue unless and until the Arbitral Award is collected, proceeds from the sale of the Mining Data are collected and/or we acquire or invest in alternative projects such as the Brisas-Cristinas Project and we achieve commercial production.

Failure to attract new and/or retain existing personnel could adversely affect us.

We are dependent upon the abilities and continued participation of existing personnel to manage activities related to the Settlement Agreement and the formation and operation of the Mixed Company, other efforts related to the enforcement and collection of the Arbitral Award and sale of the Mining Data and to identify, acquire and develop new opportunities. Substantially all of our existing management personnel have been employed by us for over 20 years.  The loss of existing employees (in particular those long time management personnel possessing important historical knowledge related to the Brisas Project which is relevant to the Brisas arbitration) or an inability to obtain new personnel necessary to provide the contemplated services to the Mixed Company or to pursue future efforts to acquire and develop new projects could have a material adverse effect on our future operations.

Risks inherent in the mining industry could adversely impact future operations.

Exploration for gold and other metals is speculative in nature, involves many risks and frequently is unsuccessful. As is customary in the industry, not all prospects will be positive or progress to later stages (e.g., the feasibility, permitting, development and operating stages), therefore, we can provide no assurances as to the future success of our efforts related to the Brisas-Cristinas Project and our LMS Gold Project. Exploration programs entail risks relating to location, metallurgical processes, governmental permits and regulatory approvals and the construction of mining and processing facilities. Development can take a number of years, requiring substantial expenditures and there is no assurance that we will have, or be able to raise, the required funds to engage in these activities or to meet our obligations with respect to the Brisas-Cristinas Project and the LMS Gold Project. Any one or more of these factors or occurrence of other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies.

U.S. Internal Revenue Service designation as a “passive foreign investment company” may result in adverse U.S. tax consequences to U.S. Holders.

U.S. taxpayers should be aware that we have determined that we were a “passive foreign investment company” (a “PFIC”) under Section 1297(a) of the U.S. Internal Revenue Code (the “Code”) for the taxable year ended December 31, 2015, we may be a PFIC for the current taxable year, and we may continue to be a PFIC for future taxable years.  We do not believe that any of the Company’s subsidiaries were PFICs as to any shareholder of the Company for the taxable year ended December 31, 2015, however, due to the complexities of the PFIC determination detailed below, we cannot guarantee this belief and, as a result, we cannot determine that the Internal Revenue Service (the “IRS”) would not take the position that certain subsidiaries are not PFICs.  The determination of whether the Company and any of its subsidiaries will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company and any of its subsidiaries will be a PFIC for any taxable year generally depends on the Company’s and its subsidiaries’ assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this prospectus.  Accordingly, there can be no assurance that the Company and any of its subsidiaries will not be a PFIC for any taxable year.

For taxable years in which the Company is a PFIC, any gain recognized on the sale of the Company’s Class A Common Shares and any “excess distributions” (as specifically defined) paid on the Company’s Class A Common Shares must be ratably allocated to each day in a U.S. taxpayer’s holding period for the Class A Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the Class A Common Shares generally will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a timely and effective “QEF election” generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of the Company’s “net capital gain” and “ordinary earnings” (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company.  For a U.S. taxpayer to make a QEF election, the Company must agree to supply annually to the U.S. taxpayer the “PFIC Annual Information Statement” and permit the U.S. taxpayer access to certain information in the event of an audit by the U.S. tax authorities.  We will prepare and make the statement available to U.S. taxpayers, and will permit access to the information.  As a possible second alternative, a U.S. taxpayer may make a “mark-to-market election” with respect to a taxable year in which the Company is a PFIC and the Class A Common Shares are “marketable stock” (as specifically defined).  A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Class A Common Shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in such Class A Common Shares.

There are material tax risks associated with holding and selling or otherwise disposing the Class A Common Shares.

There are material tax risks associated with holding and selling or otherwise disposing the Class A Common Shares, which are described in more detail under “Taxation.”  Each prospective investor is urged to consult its own tax advisor regarding the tax consequences to him or her with respect to the ownership and disposition of the Class A Common Shares.

It may be difficult to bring certain actions or enforce judgments against the Company and/or its directors and executive officers.

Investors in the U.S. or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against us, our directors or executive officers based on civil liability provisions of federal securities laws or other laws of the U.S. or any state thereof or the equivalent laws of other jurisdictions of residence.  We are organized under the laws of Alberta, Canada.  Some of our directors and officers, and some of the experts named from time to time in our filings, are residents of Canada or otherwise reside outside of the U.S. and all or a substantial portion of their and our assets, may be located outside of the U.S. As a result, it may be difficult for investors in the U.S. or outside of Canada to bring an action in the U.S. against our directors, officers or experts who are not resident in the U.S.  It may also be difficult for an investor to enforce a judgment obtained in a U.S. court or a court of another jurisdiction of residence predicated upon the civil liability provisions of Canadian securities laws or U.S. federal securities laws or other laws of the U.S. or any state thereof against us or those persons.

As a foreign private issuer in the United States, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer.

We are a foreign private issuer under the Exchange Act and, as a result, are exempt from certain rules under the Exchange Act.  The rules we are exempt from include the proxy rules that impose certain disclosure and procedural requirements for proxy solicitations.  In addition, we are not required to file periodic reports and financial statements with the SEC as frequently, promptly or in as much detail as U.S. companies with securities registered under the Exchange Act.  We are not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information.  Moreover, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our Class A Common Shares.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness as of June 30, 2016.  The amounts shown below are derived from our unaudited interim consolidated financial statements as at and for the three and six month periods ended June 30, 2016 and 2015, furnished on Form 6-K and incorporated by reference elsewhere in this prospectus.  The information in this table should be read in conjunction with and is qualified by reference to other financial information in this prospectus.

As at June 30, 2016
Cash, cash equivalents and marketable securities..........................................................	$42,846,223
Borrowings:
Short-term borrowing....................................................................................................	―
Long-term borrowing....................................................................................................	―
Secured long-term borrowing.......................................................................................	44,608,335
Total borrowing..............................................................................................................	44,608,335
Equity:
Class A Common Shares.............................................................................................	331,880,491
Contributed surplus.......................................................................................................	30,435,625
Stock options..................................................................................................................	17,367,006
Accumulated deficit......................................................................................................	(307,911,180)
Accumulated other comprehensive income.............................................................	256,746
Total shareholders’ deficit	9,028,688
Total capitalization and indebtedness...............................................................................	$53,637,023

Shares issued and outstanding
Class A Common Shares, without par value............................................................	87,282,647

USE OF PROCEEDS

We will not receive any proceeds from the resale of the Securities by the Selling Shareholders. However, we have received gross proceeds of approximately $34.3 million from the Private Placement. We expect to use net proceeds from the Private Placement for general corporate purposes.

The Selling Shareholders will pay all underwriting discounts, selling commissions, stock transfer taxes, and costs and expenses of legal and other professional advisors incurred by them in disposing of the Securities in secondary offerings.  We will bear all other costs, fees and expenses incurred in effecting the registration of the Securities covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and accountants.

EXPENSES

We will incur the following expenses in connection with the registration of the Securities offered by the Selling Shareholders:

Legal Fees and Expenses .........................................................................................................................	$60,000
Accounting Fees and Expenses ..............................................................................................................	$7,500
SEC Registration Fee.................................................................................................................................	$7,237
Printing Expenses ......................................................................................................................................	$1,000
TOTAL.........................................................................................................................................................	$75,737

All amounts shown are estimates, except for the amount of the SEC registration fee.

PRICE RANGE FOR CLASS A COMMON SHARES

Our Class A Common Shares are traded in Canada on the TSXV under the symbol “GRZ.V.” Prior to February 1, 2012, our Class A Common Shares were traded on the Toronto Stock Exchange. Prior to March 15, 2013, our Class A Common Shares were traded in the United States on the NYSE MKT (previously named NYSE Amex) under the symbol “GRZ.”  Until July 2016, our Class A Common Shares were quoted on the OTCQB under the symbol “GDRZF.” The following table sets forth, for the fiscal year, quarter or month indicated, the high and low sales prices of our Class A Common Shares as reported on the TSXV, NYSE MKT or OTCQB, as applicable.

The annual high and low sales prices for our Class A Common Shares for the five most recent full financial years are:

Year	TSXV/TSX		NYSE MKT		OTCQB
	High	Low	High	Low	High	Low
2015	Cdn $5.39	Cdn $2.48	N/A	N/A	$4.24	$2.08
2014	4.96	3.00	N/A	N/A	4.48	2.72
2013	3.78	2.50	3.48	2.48	3.60	2.42
2012	4.60	2.70	4.53	2.68	N/A	N/A
2011	3.10	1.61	3.14	1.66	N/A	N/A

The high and low sales prices for our Class A Common Shares for each full financial quarter for the two most recent full financial years and any subsequent periods are:

Quarter	TSXV/TSX		OTCQB
2016	High	Low	High	Low
Third Quarter (through September 9, 2016)	Cdn $ 7.34	Cdn $ 4.94	$4.64	$3.60
Second Quarter	6.50	3.28	5.20	2.48
First Quarter	8.00	3.06	5.90	2.19
2015
Fourth Quarter	Cdn $4.18	Cdn $3.23	$3.21	$2.39
Third Quarter	5.05	3.12	4.09	2.37
Second Quarter	5.20	4.22	4.10	3.53
First Quarter	5.39	2.48	4.24	2.08
2014
Fourth Quarter	Cdn $4.80	Cdn $3.33	$4.28	$2.85
Third Quarter	4.96	3.35	4.48	3.22
Second Quarter	3.80	3.00	3.52	2.72
First Quarter	4.31	3.30	3.94	2.99

The high and low sales prices for our Class A Common Shares for each month for the most recent six months are:

	TSXV/TSX		OTCQB
2016	High	Low	High	Low
September (through September 9, 2016)	Cdn $6.58	Cdn $5.75	N/A	N/A
August	7.34	5.74	N/A	N/A
July	5.96	4.94	4.64	3.60
June	6.10	4.12	4.72	3.15
May	6.49	3.28	5.05	2.48
April	6.50	5.52	5.20	4.24
March	8.00	4.95	5.90	3.45

On September 9, 2016, the closing price for the Class A Common Shares was Cdn $6.00 on the TSXV. As of June 30, 2016, there were a total of 87,282,647 Class A Common Shares issued and outstanding held by approximately 694 holders of record. As of September 9, 2016, based on information received from our transfer agent and other service providers, we believe our Class A Common Shares are owned beneficially by approximately 4,500 shareholders.

DESCRIPTION OF CLASS A COMMON SHARES

We are authorized to issue an unlimited number of Class A Common Shares of which 87,546,147 Class A Common Shares were issued and outstanding at September 9, 2016.  Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Class A Common Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings.  Shareholders are entitled to dividends if, as and when declared by our board of directors.  Upon our liquidation, dissolution or winding up, shareholders are entitled to receive our remaining assets available for distribution to shareholders.

Adjustments will be made in the event of certain corporate transactions, such as, but not limited to, a subdivision or consolidation of the Class A Common Shares or reorganization, reclassification of the capital, or merger or amalgamation with any other company.

SELLING SHAREHOLDERS

In connection with the Private Placement, we entered into subscription agreements with each of the Selling Shareholders whereby we agreed to file this registration statement and prospectus registering the sale of the Securities on behalf of the Selling Shareholders. The following table sets forth information as of September 9, 2016, unless otherwise indicated below, with respect to the Selling Shareholders for which the Securities are being registered for sale.  Except as disclosed in this prospectus, the Selling Shareholders have not had any material relationship with us within the past three years.

The tables below assumes (i) the sale of all of the Class A Common Shares registered for sale by the Selling Shareholders pursuant to this prospectus and (ii) that the Selling Shareholders do not acquire additional Class A Common Shares after the date of this prospectus and prior to completion of this offering.  However, no estimate can be made of the aggregate number of Class A Common Shares that will actually be offered hereby, or the aggregate number of Class A Common Shares that will be owned by each Selling Shareholder upon completion of the offering to which this prospectus relates.

			Class A Common Shares Beneficially Owned After the Offering
Shareholder for Which Class A Common Shares are Being Registered for Resale	Class A Common Shares Beneficially Owned Prior to this Offering	Shares Registered for Resale	Number of Class A Common Shares	Percentage
Branman International LTD(1)	2,187,500	2,187,500	0	―
Inversiones Alfamaq, C.A.(2)	7,250,776	7,250,776(3)	0	―
Mich & Andre, LLC(4)	206,224	206,224	0	―
Wuzhoulong International Limited(5)	2,268,000	2,268,000	0	―
Sky Investment Associate Inc.(6)	3,250,000	3,250,000	0	―

____________________

(1)     We have been advised that Gonzalo Mendoza exercises voting and investment power over the Securities registered on behalf of Branman International LTD pursuant to this registration statement. The registered address of Branman International LTD is Palm Chambers, 197 Main Street Road Town, Tortola, British Virgin Islands.

(2)       We have been advised that Maura Cevallos exercises voting and investment power over the Securities registered on behalf of Inversiones Alfamaq, C.A. pursuant to this registration statement.  The registered address of Inversiones Alfamaq, C.A. is Ave. Las Mercedes entre calle Carabobo y Guaicaipuro, Torre Forum. Piso 8. Ofic 8-A. El Rosal. Municipio Chacao. Caracas, Venezuela. Código Postal 1060.

(3)     Includes 6,600,000 Class A Common Shares purchased by Inversiones Alfamaq, C.A. in privately negotiated transactions, which Class A Common Shares are also registered for resale from time to time pursuant to this registration statement.

(4)     We have been advised that Jose Abinazar exercises voting and investment power over the Securities registered on behalf of Mich & Andre, LLC pursuant to this registration statement. The registered address of Mich & Andre, LLC is 7441 NW 107th Place, Doral, Florida 33178.

(5)       We have been advised that José Enrique Vallenilla Cortes exercises voting and investment power over the Securities registered on behalf of Wuzhoulong International Limited pursuant to this registration statement. The registered address of Wuzhoulong International Limited is Unit 09B, 13/F, Shatin Galleria, 18-24 Shan Mei Street, Fotan, Shatin, N.T., Hong Kong.

(6)   We have been advised that Cristino Guevara, as principal Director of Sky Investment Associate Inc., exercises voting and investment power over the Securities registered on behalf of Sky Investment Associate Inc. pursuant to this registration statement. The registered address of Sky Investment Associate Inc. is Global Bank Tower, Street 50th, floor 18, Suite 1801, Panama, Republic of Panama.

PLAN OF DISTRIBUTION

Each Selling Shareholder and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of such Selling Shareholder’s Securities covered by this prospectus on any securities exchange, market or trading facility on which the Securities are traded or in private transactions.  These sales may be at fixed or negotiated prices.  Each Selling Shareholder may use any one or more of the following methods when selling Securities:

•                    ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                    block trades in which the broker-dealer will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                    purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                    an exchange distribution in accordance with the rules of the applicable exchange;

•                    privately negotiated transactions;

•                    settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•                    in transactions through broker-dealers that agree with such Selling Shareholder to sell a specified number of such Securities at a stipulated price per share;

•                    through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•                    a combination of any such methods of sale; or

•                    any other method permitted pursuant to applicable law.

Our Class A Common Shares are listed for trading on the TSXV under the symbol “GRZ.V.”  Each Selling Shareholder may also sell Securities under Rule 144 or any other exemption from registration available to such Selling Shareholder under the Securities Act, if available, rather than under this prospectus.  Broker-dealers engaged by a Selling Shareholder may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission, in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown, in compliance with FINRA IM-2440.

In connection with the sale of the Securities or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Securities in the course of hedging the positions they assume.  The Selling Shareholders may also sell Securities short and deliver these Securities to close out their short positions, or loan or pledge the Securities to broker-dealers that in turn may sell these Securities.  The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Securities offered by this prospectus, which Securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Shareholders and any broker-dealers or agents that are involved in selling the Securities may be deemed to be an “underwriter” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Each Selling Shareholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Securities.  In no event shall any broker-dealer receive fees, commissions and markups which would exceed 8% in the aggregate.

We are required to pay certain fees and expenses incurred by us incident to the registration of the Securities as described under “Expenses.”

Because a Selling Shareholder may be deemed to be an “underwriter” within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder.  Each Selling Shareholder has advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the Securities by such Selling Shareholder.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Securities may not simultaneously engage in market making activities with respect to the Securities for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution.  In addition, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the Securities by the Selling Shareholders or any other person.  We will make copies of this prospectus available to the Selling Shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

EXCHANGE CONTROLS

There are currently no laws, decrees, regulations or other legislation in Canada that restricts the export or import of capital, including the availability of cash and cash equivalents for use by the Company’s group, or that affects the remittance of dividends, interest or other payments to non-resident holders of our Class A Common Shares other than withholding tax requirements.  There is no limitation imposed by Canadian law or by our Articles of Continuance (which are deemed to be the Articles of Incorporation of the Company upon our continuance under the ABCA pursuant to which we changed our legal domicile to Alberta, Canada) or by-laws on the rights of a non-resident of Canada to hold or vote our Class A Common Shares, other than as provided in the North American Free Trade Agreement Implementation Act (Canada) and in the Investment Canada Act, as amended by the World Trade Organization Agreement Implementation Act.

The Investment Canada Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control of a Canadian business,” all as defined in the Investment Canada Act.  Generally the threshold for review will be higher in monetary terms, and in certain cases an exemption will apply, for an investor ultimately controlled by persons who are nationals of a WTO Member or have the right of permanent residence in relation thereto.

INSPECTION OF DOCUMENTS

Copies of the documents referred to in this prospectus, or in the registration statement, may be inspected at our corporate office at 926 W. Sprague Avenue, Suite 200, Spokane, Washington 99201, during normal business hours.

TAXATION

Certain Material U.S. Federal Income Tax Considerations for U.S. Holders

Certain material U.S. federal income tax considerations.  The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of Class A Common Shares by U.S. Holders (as defined herein).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder.  This summary does not take into account the U.S. federal income tax consequences related to any facts or circumstances of any particular U.S. Holder.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult his, her or its own tax advisor regarding the U.S. federal income tax consequences relating to the acquisition, ownership and disposition of Class A Common Shares.

Authorities.  This summary is based on the Code, temporary, proposed and final Treasury Regulations promulgated thereunder, published rulings of the IRS, published administrative positions of the IRS and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof.  All of the authorities on which this summary is based are subject to differing interpretations and could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  In such event, the U.S. federal income tax consequences applicable to a U.S. Holder could materially differ from those described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders.  For purposes of this summary, a “U.S. Holder” is a beneficial owner of Class A Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust, if (1) a court within the U.S. can exercise primary supervision over the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust was in existence on August 20, 1996, and validly elected to be treated as a U.S. person.

Non-U.S. Holders.  For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Class A Common Shares other than a U.S. Holder.  A non-U.S. Holder should consult his, her or its own tax advisor regarding the U.S. federal income tax consequences (including the potential application of and operation of any income tax treaties) of the acquisition, ownership and disposition of Class A Common Shares.

U.S. Holders subject to special U.S. federal income tax rules not addressed.  This summary applies only to U.S. Holders that hold Class A Common Shares as “capital assets” within the meaning of Section 1221 of the Code, and it does not purport to deal with U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts; (b) are financial institutions, insurance companies, real estate investment trusts or regulated investment companies; (c) are dealers in securities, commodities or currencies or U.S. Holders that are traders in securities or commodities that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) are subject to the alternative minimum tax under the Code; (f) own Class A Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other arrangement involving more than one position; (g) acquired Class A Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) hold the Class A Common Shares other than as capital assets within the meaning of Section 1221 of the Code; or (i) own (directly, indirectly, or constructively) 10% or more, by voting power or value, of our outstanding shares.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of Class A Common Shares.

If a partnership holds Class A Common Shares, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.  This summary does not address partnerships or partners in partnerships.  A person that is a partner in a partnership that holds Class A Common Shares should consult his, her or its own tax advisor regarding the tax consequences of the acquisition, ownership and disposition of Class A Common Shares.

Tax consequences other than U.S. federal income tax consequences to U.S. Holders not addressed.  Other than the discussion of certain Canadian tax consequences set forth below, this summary does not address the consequences arising under U.S. federal estate, gift or excise tax laws or the tax laws of any applicable foreign, state, local or other jurisdiction.  Each U.S. Holder should consult his, her or its own tax advisor regarding the consequences of any of these laws on the acquisition, ownership and disposition of Class A Common Shares.  In addition, this summary does not address the U.S. tax consequences to non-U.S. Holders.  Each non-U.S. Holder should consult his, her or its own tax advisor regarding the U.S. tax consequences of the acquisition, ownership and disposition of Class A Common Shares.

We have determined that we have been and may continue to be a “passive foreign investment company” under the Code and, as a result, there may be adverse U.S. tax consequences for U.S. Holders.  We have determined that we were a PFIC for the taxable year ended December 31, 2015, we may be a PFIC for the current taxable year, and we may continue to be a PFIC for future taxable years.  Accordingly, special U.S. federal income tax rules that are summarized below apply to the acquisition, ownership and disposition of Class A Common Shares.

Passive foreign investment company (PFIC) rules.  Sections 1291 through 1298 of the Code contain special rules applicable to non-U.S. corporations that are PFICs.  A non-U.S. corporation will be considered a PFIC if 75% or more of its gross income (including a pro rata share of the gross income of any company (U.S. or non-U.S.) in which the corporation is considered to own 25% or more of the shares by value) in a taxable year is passive income.  Alternatively, a non-U.S. corporation will be considered a PFIC if at least 50% of the assets (averaged over the four quarter ends of the year) of the corporation (including a pro rata share of the assets of any company of which the corporation is considered to own 25% or more of the shares by value) in a taxable year are held for the production of, or produce, passive income.

We have been and we may be a PFIC in the  current and/or future taxable years.  The determination of whether we and any of our subsidiaries will be a PFIC for a taxable year depends on (i) the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and (ii) our, and our subsidiaries’, assets and income over the course of each such taxable year.  As a result, whether we and any of our subsidiaries will be PFICs for any taxable year cannot be predicted with certainty as of the date of this prospectus.  Accordingly, there can be no assurance that we and any of our subsidiaries will or will not be a PFIC for any taxable year.

For taxable years in which we are a PFIC, each U.S. Holder, in the absence of an election by such U.S. Holder to treat the Company as a “qualified electing fund” (a “QEF election”), or an election by such U.S. Holder to “mark-to-market” his or her Class A Common Shares (an “MTM election”), as discussed below, will, upon certain “excess distributions” by the Company or upon disposition of the Class A Common Shares at a gain, be liable to pay U.S. federal income tax at the highest tax rate on ordinary income in effect for each year to which the income is allocated plus interest on the tax, as if the distribution or gain had been recognized ratably over each day in the U.S. Holder’s holding period for the Class A Common Shares while we were a PFIC.

A U.S. Holder who owns Class A Common Shares during a period when we are a PFIC will be subject to the foregoing PFIC rules, even if we cease to be a PFIC, unless such U.S. Holder makes a QEF election in the first year of the U.S. Holder’s holding period for the Class A Common Shares and in which we are considered a PFIC (a “timely QEF election”).  A U.S. Holder that makes a timely and effective QEF election will not be subject to the adverse taxation rules for PFICs discussed above with respect excess distributions or gains.  Instead, such U.S. Holder will be subject to U.S. federal income tax on his, her or its pro rata share of our “net capital gain” and “ordinary earnings” (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by us.  A U.S. Holder who makes such a timely QEF election will also be entitled to treat any future gain on the sale of the Class A Common Shares as capital gain.

For a U.S. Holder to make a QEF election, we must agree to supply annually to the U.S. Holder the “PFIC Annual Information Statement” described in Treasury Regulations and permit the U.S. Holder access to certain information in the event of an audit by the U.S. tax authorities.  We will prepare and make the statement available to U.S. Holders, and will permit access to the information.

Treasury Regulations provide that a holder of an option or warrant to acquire stock of a PFIC may not make a QEF election that will apply to the option or warrant or to the stock subject to the option or warrant.  In addition, if a U.S. Holder owns Class A Common Shares and has made a QEF election for that stock, the QEF election will not apply to the stock that is subject to an option or a warrant.  Under Treasury Regulations, if a U.S. Holder holds an option or warrant to acquire stock of a PFIC, the holding period with respect to the shares of stock of the PFIC acquired upon exercise of the warrant or option shall include the period that the warrant or option was held.  The general effect of these rules is that (a) under the adverse taxation rules for PFICs discussed above, excess distributions and gains realized on the disposition of shares in a PFIC received upon exercise of a warrant or option will be spread over the entire holding period for the warrant or option and the shares acquired thereby and (b) if a U.S. Holder makes a QEF election upon the exercise of the warrant or option and receipt of the shares, that election generally will not be a timely QEF election with respect to such shares and thus the adverse taxation rules with respect to PFICs discussed above will continue to apply.

Therefore, a U.S. Holder that receive Class A Common Shares upon the exercise of options or warrants will not be able to make a timely QEF election with respect to such Class A Common Shares.  However, it appears that a U.S. Holder receiving Class A Common Shares upon the exercise of options or warrants should be able to avoid the adverse taxation rules for PFICs discussed above with respect to future excess distributions and gains if such U.S. Holder makes a QEF election effective as of the first day of the taxable year of such U.S. Holder beginning after the receipt of such Class A Common Shares, and such U.S. Holder also makes an election to recognize gain (which will be taxed under the adverse taxation rules for PFICs rules discussed above) as if such Class A Common Shares were sold on such date at fair market value (a “Gain Recognition Election”).  Each U.S. Holder should consult his, her or its own tax advisor concerning the advisability of making a Gain Recognition Election to his, her or its particular circumstances.

As an alternative to the QEF election, a U.S. Holder may make a MTM election if we are a PFIC and the Class A Common Shares are “marketable stock” (as specifically defined under the rules governing MTM elections).  We believe the Class A Common Shares are currently “marketable stock” for this purpose.  If a U.S. Holder makes the MTM election, it must recognize as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year (or actual disposition of the Class A Common Shares) between the fair market value of the Class A Common Shares and his, her or its adjusted tax basis in the Class A Common Shares.  Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder under the election for prior taxable years.  If the U.S. Holder makes the MTM election, distributions from us with respect to the Class A Common Shares will be treated as if we are not a PFIC, except that the lower tax rate on dividends for U.S. Holder that are individuals would not be applicable.

Special rules would apply to a U.S. Holder of the Class A Common Shares for any taxable year in which we are a PFIC and have one or more subsidiaries that is also a PFIC as to such U.S. Holder (a “Subsidiary PFIC”).  In such case, a U.S. Holder of the Class A Common Shares generally would be deemed to own his, her or its proportionate interest in any Subsidiary PFIC and would be subject to the PFIC rules with respect to such Subsidiary PFIC regardless of the percentage ownership of such U.S. Holder in us.  If one of our subsidiaries is a PFIC and a U.S. Holder does not make a QEF election with respect to such subsidiary, as described above, the U.S. Holder could incur liability for the deferred tax and interest charge described above if the Subsidiary PFIC makes a distribution, or an interest in the Subsidiary PFIC is disposed of in whole or in part, or the U.S. Holder disposes of all or part of his, her or its Class A Common Shares.  A QEF election must be made separately for each PFIC and thus a QEF election made with respect to us will not apply to any Subsidiary PFIC.  If one of our subsidiaries is a PFIC, a QEF election for such subsidiary could accelerate the recognition of taxable income and may result in the recognition of ordinary income.  Additionally, a U.S. Holder of Class A Common Shares that has made a MTM election for his, her or its Class A Common Shares could be subject to the PFIC rules with respect to the income of a Subsidiary PFIC even though the value of the Subsidiary PFIC has already been subject to tax as a result of the MTM election.  A MTM election would not be permitted for a Subsidiary PFIC.

With certain limited exceptions, a U.S. Holder that is a direct or indirect shareholder of a PFIC is generally required to file annually an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with its timely filed U.S. federal income tax return (or directly with the IRS if the U.S. Holder is not required to file an income tax return) to report its stock ownership interest in the PFIC and to report certain other information.  As a result, a U.S. Holder of our Class A Common Shares may be required to file the IRS Form 8621 for each year that it owns the Class A Common Shares.

Due to the complexity of the PFIC, QEF election and MTM election rules and the associated U.S. reporting requirements, each U.S. Holder should consult his, her or its own tax advisor regarding our and our subsidiaries’ status as PFICs, the eligibility, manner and advisability of making a QEF election or a MTM election and how the PFIC rules may affect the U.S. federal income tax consequences of a U.S. Holder’s acquisition, ownership and disposition of Class A Common Shares.

Taxation of Distributions.  Generally speaking, the gross amount of any dividend (including any Canadian income taxes withheld) paid by a corporation out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation.  Distributions in excess of a corporation’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) are generally treated as a non-taxable return of capital to the extent of a U.S. Holder’s basis in the corporation’s stock and thereafter as capital gain.  Subject to certain limitations, any Canadian tax withheld is generally creditable or deductible against a U.S. Holder’s U.S. federal income tax liability.

As discussed above, we have been and may be a PFIC for the current and/or future taxable years.  As a result, the general rules for distributions, including the rules for crediting or deducting any Canadian taxes withheld, may be overridden by the PFIC rules discussed above.  The rules applicable to distributions from a PFIC are complex and depend, in part, on whether a U.S. Holder has made a QEF election or MTM election.  As a result, each U.S. Holder should consult its own tax advisor regarding the U.S. tax treatment of distributions received with respect to Class A Common Shares.

Sale or Exchange of Class A Common Shares.  Upon a sale or other taxable disposition of stock, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the stock.  Capital gain of a noncorporate U.S. Holder is generally taxed at preferential rates where the property is held for more than one year.  The deductibility of capital losses is subject to limitations.  A U.S. Holder’s gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

As discussed above, we have been and may be a PFIC for the current and/or future taxable years.  As a result, the general rules for recognizing gain or loss on a sale or other taxable disposition of the Class A Common Shares may be overridden by the PFIC rules discussed above.  The rules applicable to sales or other taxable dispositions of stock in a PFIC are complex and depend, in part, on whether a U.S. Holder has made a QEF election or MTM election.  As a result, each U.S. Holder should consult its own tax advisor regarding the U.S. tax treatment of a sale or other taxable disposition of the Class A Common Shares.

Medicare Tax.  A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income generally includes its dividend or interest income and its net gains from the disposition of securities, unless such dividend or interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).  Each U.S. Holder should consult his, her or its own tax advisor regarding the applicability of the Medicare tax to his, her or its income and gains in respect of an investment in the Class A Common Shares.

Information with Respect to Foreign Financial Assets.  Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities.  The Class A Common Shares may be subject to these rules. Each U.S. Holder should consult his, her or its own tax advisor regarding the application of these rules to the ownership of the Class A Common Shares.

Information Reporting; Backup Withholding.  In general, interest payments, dividend payments, other taxable distributions on the Class A Common Shares, proceeds from the disposition of Class A Common Shares and other so-called “reportable payments” (as defined by the Code) paid by a U.S. paying agent or other U.S. intermediary to a noncorporate U.S. Holder may be subject to information reporting to the IRS and possible U.S. backup withholding (currently imposed at a rate of 28%). Backup withholding generally would not apply to a U.S. Holder that timely furnishes a correct taxpayer identification number and makes any other required certifications or if the U.S. Holder is otherwise exempt from backup withholding. A U.S. Holder that is required to establish his, her or its exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) or a substitute Form W-9.

Amounts withheld as backup withholding may be credited against the U.S. Holder’s U.S. federal income tax liability. Additionally, a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding regime by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Each U.S. Holder should consult his, her or its own tax advisor regarding the information reporting and backup withholding rules.

The foregoing summary does not discuss all aspects of U.S. taxation that may be relevant to particular U.S. Holders in light of their particular circumstances and income tax situations.  Each U.S. Holder should consult his, her or its own tax advisor as to the particular tax consequences to him, her or it of the acquisition, ownership and disposition of Class A Common Shares, including the effect of any U.S. federal, state, local, foreign or other tax laws.

Certain Material Canadian Federal Income Tax Considerations

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations generally applicable to a beneficial holder who acquires, holds or disposes of Class A Common Shares under this prospectus.

This summary is based upon the current provisions of the Income Tax Act (Canada) and the regulations thereunder (the “Canadian Tax Act”), specific proposals to amend the Canadian Tax Act (the “Tax Proposals”) which have been announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed in this prospectus.

No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed in this prospectus.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder, and no representations with respect to the income tax consequences to any particular prospective holder are made. Accordingly, holders should consult their own tax advisors for advice with respect to the tax consequences to them. This summary does not apply to any Selling Shareholder and each Selling Shareholder should consult their own tax advisors prior to selling Class A Common Shares.

This summary is not applicable to: (i) a holder that is a “financial institution” (as defined for purposes of the mark-to-market rules); (ii) a holder that is a “specified financial institution”; (iii) a holder an interest in which is a “tax shelter investment”; (iv) a holder that has elected to report his, her or its “Canadian tax results” in a currency other than Canadian currency; or (v) a holder who enters into a “derivative forward agreement” with respect to the Class A Common Shares (all as defined in the Canadian Tax Act). Additional considerations, not discussed herein, may apply to a holder that is a corporation resident in Canada, and that is, or becomes, controlled by a non-resident corporation, for purposes of the foreign affiliate dumping rules in section 212.3 of the Canadian Tax Act. Any such holders should consult their own tax advisors having regard to their particular circumstances.

Except as expressly provided, this summary does not deal with special situations, such as particular circumstances of traders or dealers in securities, tax exempt entities, insurers and financial institutions.

For the purposes of the Canadian Tax Act, all amounts arising in respect of the Class A Common Shares must generally be converted into Canadian dollars based on the applicable noon rate quoted by the Bank of Canada for the day on which the amounts arise or another rate of exchange that is acceptable to the Minister of National Revenue (Canada).

Holders resident in Canada

This portion of the summary is applicable only to a beneficial holder who, at all relevant times, for the purposes of the Canadian Tax Act: (i) is, or deemed to be, resident in Canada; (ii) deals at arm’s length with, and is not affiliated with, us or any person from whom the Class A Common Shares are acquired; and (iii) holds any Class A Common Shares as capital property (a “Resident Holder”). Any Class A Common Shares will generally be considered to be capital property to a Resident Holder unless the Resident Holder holds such properties in the course of carrying on a business or has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Certain Resident Holders whose Class A Common Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Canadian Tax Act to have such Class A Common Shares and every other “Canadian security” (as defined by the Canadian Tax Act) owned by such Resident Holders in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Resident Holders should consult their own advisors in light of their own circumstances in determining whether the Class A Common Shares will be capital property to them for purposes of the Canadian Tax Act.

Disposition of Class A Common Shares

A Resident Holder who disposes of or is deemed to have disposed of a Class A Common Share will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition in respect of the Class A Common Share exceed (or are exceeded by) the aggregate of the adjusted cost base of such Class A Common Share and any reasonable costs of disposition.  In certain circumstances, the amount of any resulting capital loss must be reduced by the amount of any dividends or deemed dividends received by the Resident Holder on the Class A Common Share, to the extent and under the circumstances set forth in the detailed provisions of the Canadian Tax Act.  Such capital gains and capital losses will be subject to tax in the manner described herein under the sub-heading “Capital gains and losses.”

Capital gains and losses

One-half of the amount of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year generally is included in the Resident Holder’s income for that year, and one-half of the amount of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year is deducted from taxable capital gains realized by the Resident Holder in that year.  Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Canadian Tax Act.

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation”, as defined in the Canadian Tax Act, may be liable to pay a 10 2/3% refundable tax on their “aggregate investment income”, which is defined in the Canadian Tax Act to include taxable capital gains.

Capital gains realized by a Resident Holder who is an individual (including certain trusts) may give rise to liability for alternative minimum tax as calculated under the detailed rules set out in the Canadian Tax Act.  Resident Holders who are individuals should consult their own tax advisors in this regard.

Dividends on Class A Common Shares

Dividends (including deemed dividends) received on Class A Common Shares by a Resident Holder who is an individual (and certain trusts) will be included in income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by an individual from taxable Canadian corporations. An enhanced dividend tax credit will be available in respect of “eligible dividends” (as defined in the Canadian Tax Act) received or deemed to be received from us. Taxable dividends (including deemed dividends) received by Resident Holders who are individuals and certain trusts may give rise to alternative minimum tax under the Canadian Tax Act.

Dividends (including deemed dividends) received on Class A Common Shares by a Resident Holder that is a corporation will be included in income and normally will be deductible in computing such corporation’s taxable income. However, the Canadian Tax Act will generally impose a 38 1/3% refundable tax on such dividends received by a corporation that is a “private corporation” or a “subject corporation” for purposes of Part IV of the Canadian Tax Act to the extent that such dividends are deductible in computing the corporation’s taxable income. In certain circumstances, subsection 55(2) of the Canadian Tax Act will deem a taxable dividend received by a Resident Holder that is a Corporation to be proceeds of a disposition or a capital gain. Such Resident Holder should consult their own tax advisor having regard to their own circumstances.

Holders not resident in Canada

This portion of the summary is applicable to a beneficial holder who, at all relevant times for purposes of the Canadian Tax Act: (i) is not resident or deemed to be resident in Canada; (ii) deals at arm’s length with, and is not affiliated with, us and any person from whom the Class A Common Shares are acquired; and (iii) does not use or hold, and is not deemed to use or hold such shares in the course of carrying on, or otherwise in connection with, a business carried on in Canada (a “Non-Resident Holder”). This summary does not apply to an insurer who carries on an insurance business in Canada and elsewhere.

Acquisition, holding and disposition of Class A Common Shares

Dividends on Class A Common Shares paid or credited to a Non-Resident Holder by us are subject to Canadian non-resident withholding tax at the rate of 25%, subject to a reduction of such rate under an applicable income tax convention. The rate of withholding tax on dividends paid by us to a Non-Resident Holder that is a resident of the United States and that is entitled to the full benefits of the Canada United States Income Tax Convention (the “Convention”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a Non-Resident Holder that is a corporation beneficially owning at least 10% of our voting stock). Under the Convention, dividends paid by us to certain religious, scientific, charitable, certain other tax-exempt organizations and certain pension organizations that are resident in, and exempt from tax in, the United States are exempt from Canadian non-resident withholding tax. Provided that certain administrative procedures are observed regarding registration of such organizations, we will not be required to withhold such tax from dividends paid to such organizations. If qualifying organizations fail to follow the required administrative procedures, we will be required to withhold tax and the organizations will have to file with the CRA a claim for refund to recover amounts withheld.

A Non-Resident Holder will generally not be subject to tax under the Canadian Tax Act in respect of a capital gain realized on the disposition of a Class A Common Share unless the Class A Common Share constitutes “taxable Canadian property” as defined in the Canadian Tax Act at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is a resident. A Class A Common Share that is listed on a designated stock exchange (which includes the TSXV) will generally not be taxable Canadian property to a Non-Resident Holder unless at any time during the 60-month period immediately preceding the disposition: (i) (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, (c) partnerships in which the Non-Resident Holder or a person described in (b) held a membership interest directly or indirectly through one or more partnerships, or (d) the Non-Resident Holder together with one or more persons described in (b) and (c), owned 25% or more of the issued shares of any class or series of our capital stock; and (ii) more than 50% of the fair market value of the Class A Common Share was derived directly or indirectly from certain resource properties, timber resource properties, real or immovable properties situated in Canada, or options in respect of, or interests in, or for civil law rights in, any of the foregoing whether or not the property exists (or any combination thereof).  Notwithstanding the foregoing, in certain circumstances set out in the Canadian Tax Act, Class A Common Shares could be deemed to be taxable Canadian property. Non-Resident Holders whose Class A Common Shares may constitute taxable Canadian property should consult their own tax advisor.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITY

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                We have not authorized any dealer, sales person or any other person to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information.  This prospectus does not offer to sell or buy any securities in any jurisdiction where it is unlawful.

LEGAL MATTERS

The validity of the Class A Common Shares offered by this prospectus and certain other matters has been passed upon for us by Norton Rose Fulbright Canada LLP.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting included in Exhibit 99.2 to the Form 40-F) incorporated in this prospectus by reference to the Annual Report on Form 40-F for the year ended December 31, 2015, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent auditor, given on the authority of said firm as experts in auditing and accounting.